Exhibit 1

1.	Commonwealth Bank 2007 Half Yearly Results - Media Releases

2.	Commonwealth Bank 2007 Half Yearly Results - Profit Announcement

3.	Commonwealth Bank 2007 Half Yearly Results - Media Presentation

4.	Commonwealth Bank 2007 Half Yearly Results - Analyst Presentation

5.	Commonwealth Bank 2007 Half Yearly Results - ASB Media Release

6.	Commonwealth Bank 2007 Half Yearly Results - ASB Consolidated Performance
Commonwealth Bank of Australia
ABN 48 123 123 124
This U.S. version of the profit Announcement for the half year ended 31 December 2005 has been prepared for filing with the U.S. Securities and Exchange Commission (without U.S. GAAP reconciliation).

Media Release Media Release

Commonwealth Bank of Austrailia ABN 48 123 123 124 Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
COMMONWEALTH BANK OF AUSTRALIA DELIVERS 19 PER
CENT INCREASE IN CASH PROFIT*
Shareholders rewarded with $1.07 interim dividend, up 14 per cent on prior year’s interim
Highlights of 2007 Interim Result
•	Net profit after tax on cash basis, increased 19 per cent to $2,271 million*.

•	Strong performance from all of the Group’s businesses.

•	Significant progress on four key strategic initiatives.

•	Return on equity, on a cash basis, increased 60 basis points to 22.3 per cent.

•	High Credit quality maintained.

•	Record interim dividend of $1.07 per share, fully franked.

•	On track to deliver full year EPS growth which meets or ex ceeds the average of peers.

		Dec 06 v
	Dec 06	Dec 05
Cash NPAT ($m)*	2,271	19%	é
Cash EPS (cents)*	174.7	17%	é
Dividend ($ per share)	1.07	14%	é
Return on Equity — Cash	22.3%	60 bpts	é

*	Excludes $145 million profit on sale of Hong Kong based insurance business in six months ended December 2005. Unless otherwise indicated all financial comparisons are with the prior comparative period (six months ended 30 December 2005).

Media Release Media Release

Commonwealth Bank of Austrailia ABN 48 123 123 124 Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
Sydney, 14 February 2007. The Commonwealth Bank of Australia delivered a cash net profit after tax (NPAT) for the six months ended 31 December 2006 of $2,271 million — an increase of 19 per cent *.
Cash earnings per share (EPS) increased to 174.7 cents, up 17 per cent. The Board declared a fully franked interim dividend of $1.07 per share — an increase of 14 per cent on last year’s interim dividend.
The result was underpinned by strong performance from all of the Group’s businesses driven by a continued focus on profitable growth. As well as again delivering double digit earnings growth, the Group generated a significant improvement in its return on equity — up 60 bpts to 22.3 per cent. Credit quality remained strong. The Group’s capital position strengthened with the ACE ratio improving from 4.39 per cent to 4.70 per cent since 1 July 2006.
Chief Executive Officer, Ralph Norris said: “This is another good result and I am pleased that our disciplined approach to targeting profitable growth has again delivered double digit earnings growth and a record interim dividend. We have achieved this in a competitive environment, without relaxing our high credit standards.”
“It is pleasing to see that the momentum behind our four strategic initiatives of customer service, business banking, technology and operational excellence and trust and team spirit, has increased. The commitment of our people to sales and service and our investment in the front line is delivering improved results across the Group. For example, the Bank’s Customer Satisfaction is improving, according to the most recent AC Nielsen and Roy Morgan surveys. For the September quarter the Bank recorded a 4.9 per cent increase in Main Financial Institution (MFI) Customer Satisfaction (up to 80.0 per cent) in the AC Nielsen survey. In the Roy Morgan survey the Bank also scored an increase in its six monthly averaged MFI with satisfaction up 1.6 per cent to 66.5 per cent for the June 2006 to December 2006 period.”
Business Performance
The banking business performed well with underlying NPAT of $1,867 million — up 17 per cent. Credit quality across the banking business remains strong.
In a competitive environment, the Australian retail banking business delivered strong volume growth in home loans and domestic deposits but lost share in credit cards where it elected not to compete for short term unprofitable business. Business lending was also very strong with the Bank benefiting from growth in the Australian and New Zealand syndicated loan market.

*	The comparable period included a one off gain of $145 million on the sale of the Group’s Hong Kong based insurance business. With this added back to the prior comparative period, the increase in cash NPAT was 10 per cent.

Media Release Media Release

Commonwealth Bank of Austrailia ABN 48 123 123 124 Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
While continuing to invest in our people and our core strategies, the banking businesses delivered productivity improvements with operating expenses increasing only 4 per cent and the cost to income ratio improving to 45.6 per cent.
In New Zealand, ASB Bank again performed well with a 15 per cent increase in NPAT — to NZ$227 million. (Which, when translated into Australian dollars, is a 7 per cent increase to $195 million). This growth was achieved despite intense competition, particularly in home loans.
The Funds Management business delivered an underlying NPAT of $232 million — up 27 per cent. Funds under administration increased 11 per cent to $168 billion over the six months driven by strong investment performance and the success of the FirstChoice platform which attracted strong retail flows. Investment performance has been good with 72 per cent of CFS funds outperforming benchmark for the six months. During the period CFS GAM participated in the successful acquisition of UK based water company AWG plc.
Underlying profit after tax for the Insurance business was up 18 per cent, excluding the operating results of the Hong Kong insurance business for part of the prior comparative period. This result was driven by a combination of solid inforce premium growth in Australia and New Zealand and growth in planned margins, partially offset by an increase in investment spend aimed at generating future revenue growth.
Outlook
The domestic economy has maintained a good level of growth during the first half of the 2007 fiscal year. Looking forward growth is likely to remain below the levels experienced in recent years due to capacity constraints and the im pact of the drought on the economy. Business credit growth remains solid and consumer spending has been resilient in a rising interest environment.
The Australian financial services industry continues to be highly competitive.
The Group has maintained good earnings momentum and strong credit quality over the first six months of the 2007 financial year. Given the positive outlook for growth and the diversity of the Group’s income streams, the Group remains on track to deliver cash EPS growth which meets or exceeds the average of its peers.
ENDS
Media contact:
Bryan Fitzgerald
General Manager, Media
Ph: (02) 9378 2663
Mobile: 0414 789 649

Mdedia Release Media Release

Commonwealth Bank of Austrailia ABN 48 123 123 124 Marketing and Communications GPO Box 2719 Sydney NSW 1155 www.commbank.com.

	Half Year	Half Year	Half Year
	ended	ended	ended	Dec 06 v	Dec 06 v
	Dec 06	June 06	Dec 05	Jun 06	Dec 05
Highlights	$M	$M	$M	%	%

Banking	1,867	1,638	1,589	14	17
Funds Management	232	217	183	7	27
Insurance	111	112	103	(1)	8

Net profit after tax (underlying basis)	2,210	1,967	1,875	12	18

Add Shareholder Investment returns (after tax)	61	25	41	large	49

Net profit after tax (cash basis ex Hong Kong)	2,271	1,992	1,916	14	19

Add profit on sale of the Hong Kong Business	—	—	145	—	—

Less non cash items	(80)	(63)	(62)	(27)	(29)

Net profit after tax (statutory basis)	2,191	1,929	1,999	14	10

	Half Year	Half Year	Half Year
	ended	ended	ended	Dec 06 v	Dec 06 v
	Dec 06	June 06	Dec 05	Jun 06	Dec 05
Key Shareholder Ratios	$M	$M	$M	%	%

Earnings per share (cash basis — basic)	174.7	154.9	160.9	13	9
Earnings per share (cash basis — basic) excluding the sale of Hong Kong	174.7	154.9	149.5	13	17
Return on equity (%) (cash basis)	22.3	20.8	21.7	150bpts	60bpts
Dividend per share — fully franked (cents)	107	130	94	(18)	14
Dividend payout ratio (%) (cash basis)	61.5	83.7	58.8	Large	270bpts

	Half Year	Half Year	Half Year
	ended	ended	ended	Dec 06 v	Dec 06 v
	Dec 06	June 06	Dec 05	Jun 06	Dec 05
Other Performance Indicators	$M	$M	$M	%	%

Total lending assets (net of securitisation) ($M)	286,814	266,096	254,947	8	12
Total assets held and funds under administration ($M)	543,883	499,824	466,950	9	16
Net interest margin (%)	2.22	2.29	2.39	(7)bpts	(17)bpts
Banking expense to income (%)	45.6	47.4	48.1	4	5
Funds management expense to average FUA (%)	0.71	0.72	0.70	1	(1)
Insurance expense to average inforce premiums (%)	34.3	33.6	40.5	(2)	15

Definitions:
Net Profit after Tax (“Cash Basis”) — Represents profit after tax and minority interests, before defined benefit superannuation income/expense, treasury shares valuation adjustment and one off AIFRS mismatch.
Net Profit after Tax (“Statutory Basis”) — Represents profit after tax, minority interests, defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one off AIFRS mismatch. This is equivalent to the statutory item “Net attributable to Members of the Group”.
Net Profit after Tax (“Underlying Basis”) — Represents net profit after tax (“Cash basis”) excluding shareholder investment returns.